RUSSEL METALS INC. MATERIAL CHANGE REPORT

1.	Reporting Issuer

Russel Metals Inc. 1900 Minnesota Court, suite 210 Mississauga, Ontario L5N 3C9

(the "Company")

2.	Date of Material Change

July 4, 2003

3.	Press Release

A press release was issued by the Company on July 4, 2003.

4.	Summary of Material Change

The Company announced the successful completion of its offers to purchase all the outstanding Class A Multiple Voting Shares and Class B Subordinate Voting Shares and all the outstanding 8% convertible unsecured subordinated debentures and 7.25% convertible unsecured subordinated debentures of Leroux Steel Inc. and that it had taken-up and will pay for all of the securities deposited under the offers on July 7, 2003.

5.	Full description of Material Change

See press release attached.

6.	Confidentiality

This report is not being filed on a confidential basis.

7.	Omitted Information

None.

8.	Senior Officer

For further information, please contact Edward M. Siegel, Jr., President and Chief Executive Officer of the Company at (905) 819-7302.

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Montreal, Québec this 4th day of July, 2003.

(signed) Edward M. Siegel, Jr.
________________________________
Edward M. Siegel, Jr
President and Chief Executive Officer

PRESS RELEASE
FOR IMMEDIATE RELEASE

RUSSEL METALS CONFIRMS NUMBER OF SECURITIES TENDERED
UNDER THE SUCCESSFUL OFFERS FOR LEROUX STEEL

Stock Exchange Symbols:	RUS, RUS.PR.C
LER.A, LER.B, LER.DB, LER.DB.A

TORONTO, July 4, 2003 -- Russel Metals Inc. announced today that 99.52% of the aggregate number of Class A Shares outstanding and 97.53% of the aggregate number of Class B Shares outstanding, 86.61% of the outstanding 8% Debentures and 87.2% of the outstanding 7.25% Debentures were tendered under the offers.  Russel expects to issue approximately 3,546,890 shares under the offers and shareholders of Leroux Steel who elected the Share Alternative will receive approximately 0.5454 Russel common shares for each Leroux Steel share tendered and approximately $3.52 in cash.

Earlier today, Russel announced the successful completion of its offers to purchase all the outstanding Class A Multiple Voting Shares and Class B Subordinate Voting Shares and all the outstanding 8% convertible unsecured subordinated debentures and 7.25% convertible unsecured subordinated debentures of Leroux Steel Inc.

The actual number of securities tendered was 3,533,391 Class A Multiple Voting Shares, 7,107,278 Class B Subordinated Voting Shares, $6,633,600 8% convertible unsecured subordinated debentures and $9,752,500 7.25% convertible unsecured subordinated debentures.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: service center, energy sector and import/export under various names, including A.J. Forsyth, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Fedmet Tubulars, McCabe Steel, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

For more information, please contact :

Edward M. Siegel, Jr.
President and CEO
Russel Metals Inc.
Tel:  (905) 819-7302

Brian R. Hedges
Executive Vice President & CFO
Russel Metals Inc.
Tel:  (905) 819-7401

www.russelmetals.com
email: info@russelmetals.com